Filed by: JDA Software Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: i2 Technologies, Inc.
Commission File No.: 000-28030
This filing contains forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. (“i2”) will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section and other sections of our 2009 Annual Report on Form 10-K and i2’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. (“JDA”) nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.
JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2009. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
Filed below is a presentation given to JDA investors on November 11, 2009 regarding JDA’s proposed acquisition of i2.

JDA Investor Presentation November 2009

2 This presentation contains forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "should" and similar expressions, as they relate to us,are intended to identify forward-looking statements. These statements reflect management's current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the "Risk Factors" section and other sections of our 2009 Annual Report on Form 10-K and i2's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law. Forward-Looking Statements

3 Agenda About i2 Transaction Review Financial Review About JDA

A market leader in the global supply chain planning software industry JDA Value Proposition Seizing market share in supply chain planning and optimization Poised for Industry consolidation in a highly fragmented market Growth opportunities from unique domain expertise Strong operating performance in a tough market

The Most Complete, Integrated Suite of Supply Chain Planning and Optimization Solutions Available JDA's Unique Offering Integrated, End-to-End SCM Production Materials Distribution Retail Consumer Shipping

3,700+ Manufacturers 1,500+ Retailers 500+ Wholesale Distributors Our Customers The Definition of Our Success Over 5,800 Customers Worldwide 60-70% of software license revenue comes from existing customers

Competitive Landscape Who We Face, Why We Win Horizontal Players The Broadest, Deepest SCM Offering Proven ROI Premium Offering, Solve Complex Problems Largest Pool of Specialized Industry Expertise Enterprise Offering ERP Focused Generic Functionality Cost of Ownership Niche Players Partial Solution Ability to Scale Global Reach

JDA Solutions Create Value Customer's See Rapid Investment Returns Customer's See Rapid Investment Returns Customer's See Rapid Investment Returns MANUFACTURERS / SUPPLIERS SERVICE PROVIDERS RETAILERS / CHANNELS CUSTOMERS

(CHART) JDA Revenue Model Software licenses drive other revenue sources Services Revenues Initial Sales Recurring Upgrades Maintenance Revenues Annually renewable Most profitable

JDA Growth Drivers Organic, Geographic, License-Driven Growth in Software Sales Scalability and functionality advantages Winning share Track record of innovations Geographic Opportunities Leverage US model in Europe China - penetration Expanding Profitability CoE Workplace strategy Services Industries 30% growth in 2009 Managed Services (CHART)

Managed Services A New Driver of Revenues and Margins in 2010 JDA's #1 growth initiative in 2009 is to build a Managed Services business 5,800+ JDA customers worldwide spend over $2bn annually managing JDA solutions Targeting 30-40% adjusted EBITDA margin

12 12 12 12 12 12 Growing Sales in Tough Times JDA has performed well in the current economic environment with growing license sales Q108 Q208 Q308 Q408 Q109 Q209 Q309 East 76.5 73.4 81.5 92.8 88.1 100.2 94.5 30 50 20 47.6 30 20 50 47 97.6 Trailing 12 Month License Sales ($mm)

13 13 13 13 13 13 Strong, Consistent Cash Flows JDA has a proven track record of profitable operations and prudent fiscal management 7/1/2006 9/30/2006 12/31/2006 3/31/2007 6/30/2007 9/30/2007 12/31/2007 3/31/2008 6/30/2008 9/30/2008 12/31/2008 3/31/2009 6/30/2009 9/30/2009 Net Cash (Debt) -125 -80 -85 -60 -40 -20 -5 0 0 0 0 0 0 0 Cumulative CFFO 0 0 -5 20 40 60 80 100 130 148 125 160 180 200 20 47.6 30 20 50 47 97.6 ($ in millions)

14 Confirming JDA Guidance for 2009 Software License $43 $47 $86-90 Total Revenues $195 $202 $378-385 Adjusted EBITDA $49 $50 $94-95 Adjusted EPS $0.84 $0.86 $1.57-$1.59 2H09 Low End 2H09 High End FY09 ($ in millions, except per share data)

JDA Growth Strategy: Experienced Acquirer of Market Leaders Internal R&D Acquisitions 2000 2001 2002 2003 2004 2005 2006 2007 2008 1999 1998 10 Acquisitions Assimilated Since 1998 Objectives Build Scale Expand solutions suite Cost efficiencies Accretive to earnings

16 16 16 16 16 16 Experienced Acquiror Manugistics Acquisition in July 2006 - Instructive Case Study $242 million Enterprise Value Represented 1.4x LTM standalone revenue and 12.1x LTM standalone EBITDA Forecast $25-$30 million cost synergies - achieved $40 million synergies in 90 days Significant positive impact on pro forma combined scale and profitability JDA 2006 Manugistics Combined 2006 LTM EBITDA Growth JDA 3Q09 LTM EBITDA East 30 50 97.6 30 50 20 47.6 30 20 50 47.6 97.6 Adjusted EBITDA Created with Manugistics Acquisition ($mm)

Acquisition Strategy Sizable $6bn+ market* Fragmented JDA represents less than 10% Current focused on SCP only Ripe for consolidation (CHART) Supply Chain Planning (SCP): Supply Chain Execution (SCE): Procurement: Service Parts Planning (SPP): *Source: Gartner, May 2009 Provides planning, what-if analysis capabilities and real-time demand commitments Enables the efficient procurement and supply of goods, service and information across enterprise boundaries to meet customer-specific demand Assists in supplier selection, the analysis of supplier performance, and the establishment of the terms of trade to balance cost, quality and risk Enables service organizations to help manage the growing number of parts and part locations ($ in billions) Segment Description

18 Agenda About JDA Transaction Review Financial Review About i2

19 19 19 19 19 i2 Technologies Overview A leading supply chain planning company Unique combination of products, services, intellectual property and deep domain expertise Top 5 SCM vendor globally - 19 of the AMR Top 25 Global Supply Chains belong to i2 customers Blue chip customer base in key verticals Some of the largest, global enterprises with most complicated supply chains Market leadership across discrete manufacturing, high technology, automotive and other verticals Growing position in retail and consumer industries Attractive financial attributes Approximately 70-80% of revenue is visible Significant backlog in all revenue segments Significant cash position with no debt 44% 33% 23% 37% 26% 37% 44% 33% 23% 37% 26% 37% Note: LTM as of 30-Sep-2009

20 20 Software Revenues Maintenance Revenues Services Revenues Gross margin - 83% Gross margin - 88% Gross margin - 35% Sales to existing customers - 80-85% Renewal rate - 83% Average billing rate per hour - $120 20 Diversified Revenue Mix Revenue by geography Revenue by type Revenue by end market Approximately 42% of revenues are of a recurring nature Over 500 customers worldwide 19 offices globally Sales in over 35 countries i2 LTM 9/30/09 revenue: $232 million

Blue Chip Customer Base 21

22 22 Focus Retail & Consumer Vertical Supply & Demand Optimization Discrete Manufacturing Consulting Services Employees 1,800 1,172 Customers 5,900 500 LTM Revenue (1) $385 million $232 million LTM EBITDA (1) (2)(margin) $98 million (25.3%) $61 million (26.4%) Market Capitalization (3) $763 million $433 million Company Snapshots (1) JDA and i2 LTM revenue and EBITDA as of September 30, 2009. (2) Excludes stock-based compensation, amortization of intangibles and one-time items. (3) JDA market capitalization as of close November 5, 2009. i2 market capitalization based on $18.00/share acquisition price.

23 Transaction Review Agenda About JDA About i2 Financial Review

24 24 24 24 24 24 Transaction Overview On November 4th, JDA signed a definitive purchase agreement to acquire i2 Technologies for $18.00 per share in cash and JDA stock1 Represents a diluted enterprise value of approximately $396mm Establishes JDA as the leading supply chain-focused software company Transaction scheduled to close in the first quarter 2010 Transaction expected to be accretive to Non-GAAP EPS in 2010 Structure achieves our goal of extremely high degree of certainty Pro Forma combined LTM revenues $617mm and adjusted EBITDA $179mm Includes approximately $20mm of anticipated pro forma net operating synergies (1) $18.00 per share value based on JDA's closing stock price as of Wednesday, November 4, 2009. The final mix between per share cash and JDA stock consideration is dependent upon the final transaction structure used and closing i2 and JDA equity share counts.

Transaction Structure

$18.00 in Cash & Stock Mix [1]

JDA REAL DEMAND CHAIN RESULTS

	Intended Structure	Alternative Structure
JDA will pay estimated cash and stock in exchange for each i2 share:	• $12.70/share cash • $5.30/share stock or 0.256x shares of JDA common stock [1]	• $6.00/share cash • $12.00/share stock or 0.580x shares of JDA common stock [1]
Cash funding from cash on hand plus:	• ~$275mm senior notes [2] • Proceeds to be placed into escrow	• Backed by firm commitment for $120mm bank loan and $20mm revolver • Capped terms & no syndication risk • Proceeds to be placed in escrow
Other:	• Majority cash consideration • More accretive to JDA earnings	• Majority stock consideration

Both structures offer i2 shareholders a share in the combined company

Designed for deal certainty

By December 18th, JDA will communicate the definitive structure which will be presented to the i2 shareholders. Proxy will contain one proposal.

(1) *Stock value based on $18.00 per share value based on JDA's closing stock price as of Wednesday, November 4, 2009. The final mix between per share cash and JDA stock consideration is dependent upon the final transaction structure used and closing i2 and JDA equity share counts. The exchange ratio will be fixed and actual stock value will depend on the JDA stock price at closing.*

(2) *Senior notes to be marketed on a best efforts basis.*

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Copyright 2009 JDA Software Group, Inc. - CONFIDENTIAL

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26 26 Retail (~4,500 Companies) Process Mfg (~17,000 Companies) Discrete Mfg (~17,000 Companies) Note: Company counts reflect JDA's estimate of the approximate Tier 1 and Tier 2 addressable market Completes Addressable Manufacturing Market

Ideal Fit for JDA EPS Accretive in 2010 Transaction Rationale Supply Chain Leadership 27

28 28 28 28 28 28 Innovation Opportunities Long Term Growth Drivers Creates a unique supply chain solution offering that integrates all consumer-driven manufacturers with retailers Establishes leadership position in global transportation solutions market Rapidly expands platform of service based offerings On Demand capabilities Managed Services Largest global supply chain focused services capability Comprehensive multi-year solutions integration roadmap will be developed Leveraging common technologies and rapid synergies Complementary platforms

29 29 29 29 29 29 Ease of Integration Common Values Deep domain Supply Chain experts Customer focused businesses Focus on leading edge innovation Industry leading associate retention Complementary Planning and Optimization solutions Complementary Markets Common Strategy for India Based Center of Excellence JDA CoE in Hyderabad will be supplemented with i2 base in Bangalore Maintain 2 locations as one logical center of excellence

30 30 30 30 30 30 Durable, Comprehensive Value Proposition Establishes JDA as a market leader in Supply Chain Rapid integration to achieve benefits for customers, associates and shareholders Proven combined value proposition underscores cross-selling opportunity 130+ common customers Accretive transaction Conservative leverage maintains strong balance sheet +

31 Agenda Financial Review About JDA About i2 Transaction Review

32 32 32 32 32 32 32 Purchase Price Overview Note: LTM revenue and EBITDA as of Sept 30, 2009 (1) $18.00 per share value based on JDA's closing stock price as of Wednesday, November 4, 2009. The final mix between per share cash and JDA stock consideration is dependent upon the final transaction structure used and closing i2 and JDA equity share counts. (2) Illustrative settlement value based on change of control premium on face value and accrued dividends. Purchase of i2 Equity ($18.00 per share)(1) $ 434.4 Plus: Retirement of i2 2.5% Convertible Preferred(2) 121.7 Gross Acquisition Cost $ 556.1 Less: Available i2 Cash at Transaction Close (Estimated) 160.0 Net Acquisition Cost = Enterprise Value $ 396.1 i2 LTM Revenue Enterprise Value / LTM Revenue $ 231.81.7 x i2 LTM EBITDAEnterprise Value / LTM EBITDA $ 61.26.5 x ($ in millions)

33 Estimated Transaction Sources & Uses Sources Sources Available Cash from JDAS and ITWO (at close) $255 JDAS Equity 290 Term Loan 120 Total Sources $665 Uses Uses Purchase of ITWO Equity(1) $434 Retirement of ITWO Convertible Preferred(2) 122 Various Transaction Costs(3) 32 Assumed Cash to Opening Balance Sheet 77 Total Uses $665 (1) Includes1.2mm for warrants which are assumed at close. (2) Illustrative settlement value based on change of control premium on face value of Convertible Preferred and accrued dividends. (3) Including financing related costs, restructuring and advisor and legal fees. (4) Senior notes marketed on a best efforts basis. Sources Sources Available Cash from JDAS and ITWO (at close) $255 JDAS Equity 129 Senior Notes (4) 275 Total Sources $659 Uses Uses Purchase of ITWO Equity(1) $434 Retirement of ITWO Convertible Preferred(2) 122 Various Transaction Costs(3) 35 Assumed Cash to Opening Balance Sheet 68 Total Uses $659 Alternate Structure Intended Structure ($ in millions)

34 34 34 34 34 34 JDA i2 Combined Total Revenues $385 $232 $617 Total EBITDA (Pre-Synergies) $98 $61 $159 EBITDA Synergies (Net of Dis-synergies)(1) $20 Pro Forma EBITDA with Net Synergies $179 Total EBITDA Margin (Pre-Synergies) 25.8% EBITDA Synergies (Net of Dis-synergies)(1) 3.1% Pro Forma EBITDA Margin with Net Synergies 28.9% Pro Forma Operating Statistics JDA i2 JDA + i2 Pro Forma Combined LTM Operating Stats (September 30, 2009) ($ in millions) (1) Reflects operating expense savings and some revenue dis-synergies.

35 35 35 35 35 35 Cash(2) $68 $77 Fully Committed Term Loan - $120 Senior Notes(4) $275 - Total Debt / EBITDA(3) 1.73x 0.75x Net Debt / EBITDA(3) 1.30x 0.27x Pro Forma Credit Statistics (1) $18.00 per share value based on JDA's closing stock price as of Wednesday, November 4, 2009. The final mix between per share cash and JDA stock consideration is dependent upon the final transaction structure used and closing i2 and JDA equity share counts. (2) Assumed at transaction close. LTM EBITDA as of 9/30/2009; excludes stock-based comparison and synergies. Senior notes marketed on a best efforts basis. Intended Structure(1) Alternate Structure ($ in millions)

36 36 36 36 36 36 Significant Increase In Scale Note: LTM as of Sep 30, 2009 JDA i2 Combined East 384.9 231.8 616.7 + JDA i2 Combined East 94.5 52.7 148 + JDA i2 Combined East 176.4 76.8 253.2 + JDA i2 Combined East 114 102.3 216.3 + Total Revenues (LTM) Software Revenues (LTM) Maintenance Revenues (LTM) Services Revenues (LTM) ($ in millions)

37 37 37 37 37 37 Significant Anticipated Cost Synergies ~$20 million in Near-Term Net Cost Synergies

38 38 38 38 38 38 Pro Forma Growth in Profitability + ($ in millions) LTM Ending as of 30-Sep-2009 (1) Reflects operating expense savings and some revenue dis-synergies.

Summary of Anticipated Financial Benefits

- Significantly Increases Scale
  - Expands revenues and EBITDA by over 60% on an LTM basis
- Positive Financial Impact
  - Accretive to first-year EPS
  - Margin expansion with ~$20mm of near-term net EBITDA synergies
  - Significant deferred tax assets
- Conservative Capital Structure
  - Less than 2.0x maximum leverage (under Intended Structure)
- Incremental Business Opportunity
  - Enhanced market presence expands competitive opportunities
  - Larger addressable market through complementary verticals
  - Significant cross-selling / up-selling opportunities across 6,000+ customers
  - A leader in Supply Chain Planning & Execution across Manufacturing / Retail Sectors

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40 Rule 425 Statement The proposed merger transaction involving JDA and i2 will be submitted to the stockholders of i2 (and potentially the stockholders of JDA) for their consideration. In connection with the proposed merger, JDA will file with the SEC a registration statement on Form S-4 that will include a proxy statement of i2 (or a joint proxy statement of JDA and i2) that also constitutes a prospectus of JDA. JDA will mail the proxy statement/prospectus to the i2 stockholders (and, if approval of JDA stockholders is required, to JDA stockholders as well). JDA and i2 urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about JDA and i2, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from JDA's website, www.jda.com, under the tab "Investors" and then on the page "Investor Kit" under the heading "SEC Filings". You may also obtain these documents, without charge, from i2's website, www.i2.com, under the tab "About i2" and then on the page "Investor Relations" under the heading "SEC Filings". JDA, i2 and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of JDA and i2 in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of JDA and i2 in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about the JDA's executive officers and directors in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about i2's executive officers and directors in its definitive proxy statement filed with the SEC on April 28, 2009. You can obtain free copies of these documents from the JDA and i2 websites using the contact information above.